                                                                       EXHIBIT 2

                                   AGREEMENT

     This Agreement is made this 26 day June, 1996 by and between Blowout Entertainment, Inc., a Delaware corporation ("BE"), and Rentrak Corporation, an Oregon corporation ("Rentrak").

                                   RECITALS

     WHEREAS, BE desires to obtain third party financing in order to develop its business and expand the number of retail video departments/stores (hereinafter "BE Stores") it operates in WalMart, K-Mart and Ralph's Grocery Stores;

     WHEREAS, certain lenders have expressed an unwillingness to loan money or extend credit to, BE absent some form of guarantee of said indebtedness;

     WHEREAS, BE is a 93% subsidiary of Rentrak and Rentrak is willing to provide certain guarantees of BE's indebtedness on the terms and conditions set forth below. The term "Rentrak Guarantee" shall mean any and all guarantees of BE indebtedness provided by Rentrak, including any indebtedness of BE that is subject to a repurchase obligation on Rentrak's part with respect to BE cassettes;

     NOW, THEREFORE, the parties hereby agree as follows with regard to the terms and conditions under which Rentrak will provide Rentrak Guarantees:

     1. Conditions. During the term of this Agreement, Rentrak commits to provide BE with Rentrak Guarantees if, but only if, at the time BE submits its request for such guarantee pursuant to this Agreement BE is in full compliance with all of its obligations hereunder and each of the following conditions are met by BE in form and substance satisfactory to Rentrak:

          1.1 During the term hereof and while any Rentrak Guarantee remains outstanding, BE shall provide Rentrak with a weekly accounting of any outstanding indebtedness subject to a Rentrak Guarantee within ten (10) days of the end of each week; said accountings shall be accompanied by a check payable to Rentrak in the amount of .02% per week of any then outstanding indebtedness subject to a Rentrak Guarantee as provided in Section 4.5 below.

          1.2 BE is current in the payment of all of its monetary obligations to Rentrak under any of its agreements with Rentrak and is in full compliance with the terms and conditions of such agreements. This condition shall be deemed waived and given no force or effect until BE has obtained financing approved by BE's Board of Directors, at which time this condition shall become operative and given full force and effect in this Agreement throughout the remainder of its term.

          1.3 On a quarterly basis, at least forty-five (45) days prior to the beginning of each calendar quarter, BE will submit written notice to Rentrak of the following information relative to the next calendar quarter:

               (a) the number of BE Stores scheduled to be opened by BE;

               (b) the maximum amount anticipated to be drawn by BE on any outstanding loans or other indebtedness subject to a Rentrak Guarantee; and

               (c) the maximum amount for which Rentrak may be requested to provide additional Rentrak Guarantees in the next quarter.

          1.4 Within one hundred and eighty (180) days of the date of this Agreement and while any Rentrak Guarantee is outstanding, BE will keep in effect and provide evidence of key man insurance on the life of Steve Berns payable to and listing Rentrak as sole beneficiary in the amount of $12 million. Rentrak shall pay fifty percent (50%) of the premium due on this policy and upon the termination of this Agreement and all outstanding Rentrak Guarantees.

          1.5 Attached hereto are projection targets for (a) 1996 BE total store income, (b) 1996 BE corporate overhead, and (c) BE net income for 1996, which projection targets shall be updated and provided to Rentrak annually by BE on or before April 1 each year ("Projections"). BE will provide Rentrak written evidence of meeting the Projection targets on an annual basis, and a pro rata basis at the time of any requested Rentrak Guarantee, which information shall include financial information comparing actual results to projected results for the relevant time period.

          1.6 The terms of the requested Rentrak Guarantee shall be commercially reasonable and shall be in the form of a payment guarantee or repurchase obligation, and will not require Rentrak to grant a security interest or pledge any of its assets to the lender.

          1.7 No existing Rentrak Guarantee shall have been the subject of a presentment, demand or otherwise called upon for payment by the beneficiary thereof.

     2. Term/Termination/Maximum Liability. Unless earlier terminated, Rentrak's obligation to provide a Rentrak Guarantee shall expire the earlier of December 31, 1997, or when the total BE indebtedness (maximum amount of principal, plus interest) subject to a Rentrak Guarantee reaches $12 million. In no event shall Rentrak's liability under Rentrak Guarantees at any one time exceed $12 million measured by the maximum amount of principal indebtedness available, plus interest, to which a Rentrak Guarantee applies. Rentrak may upon thirty (30) days prior written notice to BE terminate this Agreement and Rentrak's obligations hereunder as to future guarantees. BE may upon thirty (30) days notice to Rentrak terminate this Agreement and BE's obligations hereunder, provided that BE supplies evidence satisfactory to Rentrak that BE has paid off all indebtedness subject to any Rentrak Guarantees and has obtained an unconditional release of Rentrak under said guarantees in form and substance satisfactory to Rentrak. Notwithstanding the foregoing, expiration or termination of this Agreement shall not terminate those obligations of BE expressly intended to survive, including those set forth in Paragraphs 3 and 4.

     3. Additional Remedy on Default. In the event of a default, breach, or violation of any of the terms, covenants or conditions of this Agreement by BE (including without limitation future to satisfy the conditions in Paragraph 1) or of any outstanding indebtedness subject to a Rentrak Guarantee, then in addition to any other rights and remedies Rentrak may have, in law or equity, hereunder or under other agreements:

          3.1 BE will immediately cease opening, and will not permit the opening of, any additional BE Stores, effective within ten (10) days of receipt of Rentrak's notice of default.

          3.2 BE will immediately and unconditionally forfeit to Rentrak 100% of all cooperative advertising funds committed but not yet credited to BE or otherwise due from Rentrak and Rentrak shall be relieved of any obligation to provide such cooperative advertising funds until the default is cured to the satisfaction of Rentrak or expressly waived by Rentrak in writing. Upon curing such default or obtaining a waiver thereof, BE shall not be entitled to a credit or reinstatement of the cooperative advertising funds lost as a result of the default.

     4.   Additional Covenants.
          --------------------

          4.1 During the term hereof and while any Rentrak Guarantee is outstanding, BE will not operate or manage any video departments/stores at any locations except Ralph's, K-Mart or Wal Mart without Rentrak's prior written approval, which may be withheld in Rentrak's sole discretion.

          4.2 During the term hereof, while any Rentrak Guarantee is outstanding and for a 24-month period thereafter, BE will not sell, transfer or convey any BE Stores to any third party, directly or indirectly, unless such third party agrees to assume, pursuant to an assumption agreement in form and substance satisfactory to Rentrak, and execute and be bound by the Rentrak National Account Agreement, as amended, and then in effect between Rentrak and BE and assume and be legally bound by the License Agreement, entered into by and between Rentrak and BE, as amended, for the BE name, regardless of whether it intends to use the mark.

          4.3 If during the term of this Agreement or while any Rentrak Guarantee remains outstanding, BE sells, transfers or closes any store for any reason, all amounts received, directly or indirectly, as a result thereof shall be directly applied within sixty (60) days of receipt either (a) to finance and open other BE Stores per the Projections provided to Rentrak or (b) to pay down indebtedness subject to Rentrak Guarantees.

          4.4 BE will indemnify, defend and reimburse Rentrak for all amounts paid or payable under a Rentrak Guarantee including attorneys' fees prior to trial, at trial, and on appeal.

          4.5 During the term of this Agreement and/or while any Rentrak Guarantee is outstanding BE agrees to pay Rentrak an amount equal to .02% per week of any then outstanding indebtedness subject to a Rentrak Guarantee (the "Guaranty Payment"), which amount shall be paid on or before the fifth day of the week immediately following the week in which the payment was accrued. If any Rentrak Guarantee remains in effect or is otherwise outstanding on or after the 8th anniversary of the date hereof, the Guaranty Payment shall increase to
 .04% and be paid to Rentrak as provided in the preceding sentence of this
Section 4.5.

          4.6 During the term of this Agreement and/or while any Rentrak Guarantee is outstanding, BE covenants and agrees to perform and comply with the obigations set forth in Sections 1.1, 1.3, 1.4 and 1.5.

     5.   Miscellaneous.

          5.1 Entire Agreement. This Agreement sets forth the entire understanding and agreement of the parties with respect to the subject matter hereof and supersedes all prior understandings and agreements relating thereto, written or oral.

          5.2 No. Waiver. No waiver of compliance by one party of any provision of this Agreement that the other party was obligated to comply with, is effective unless in writing. No failure to exercise or delay in exercising any right or remedy hereunder shall operate as waiver thereof. No express waiver shall operate as a waiver or estoppel with respect to any subsequent or continuing failure to comply.

          5.3 Notices. All notices required or permitted under this Agreement shall be in writing and may be sent by (a) overnight air courier service properly addressed (in which case notice shall be deemed given on the second day after delivery to the courier or when received by addressee, whichever is earlier), (b) registered or certified mail, return receipt requested, postage prepaid and properly addressed (in which case notice shall be deemed given when received by addressee or on the fifth day after mailing date, whichever is earlier), or (c) facsimile transmission to the number set forth below (in which case notice shall be deemed given on the date of confirmed transmission) with a follow-up copy sent by first class mail, postage prepaid.


          BE:       BlowOut Entertainment, Inc.
                    7227 N.E. 55th Avenue
                    Portland, Oregon  97218
                    Fax: (503) 331-2730

          Rentrak:  Rentrak Corporaton
                    Attn: President
                    7227 N.E. 55th Avenue
                    Portland, Oregon  97218
                    Fax: (503) 288-1563

          5.4 Amendments. No amendment or modification of this Agreement will be binding unless made in writing and signed by all parties hereto.

          5.5 No Assignment. BE shall not assign, delegate or otherwise transfer, directly or indirectly, voluntarily, involuntarily or by operation of law, any rights or obligations under the Agreement. Any purported assignment, delegation or transfer in violation of this Section shall be null and void.

          5.6 Governing Law/Attorney Fees. If any fees or costs are incurred to enforce this Agreement, or if any suit or action is brought to enforce any provision of this Agreement, or for damages for the breach of any of the terms of this Agreement, the prevailing party shall be entitled, at trial and on appeal, if any, to reasonable attorney fees as awarded by the court. This Agreement is and shall be deemed accepted in Oregon and interpreted and enforced in accordance with the laws of the State of Oregon applicable to contracts to be made and to be performed entirely within this state. The parties hereto agree that any suit, dispute, or action brought pursuant to this Agreement shall be brought in the Circuit or District Court for the County of Multnomah, State of Oregon, or the Federal Court for the District of Oregon.

          5.7 No Third Party Beneficiaries. This Agreement does not create and shall not be construed as creating any rights enforceable by any person not a party to this Agreement.


BLOWOUT ENTERTAINMENT, INC.                  RENTRAK CORPORATION


By: /s/ Steve Berns                          By: /s/ Ron Berger
    -----------------------                      ------------------------
    Steve Berns                                  Ron Berger
    Its President                                Its President